                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934*
                             Amendment No. Three

                               ALBERTSON'S, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  013104-104
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              Thomas J. Wilford
                     380 East Parkcenter Blvd, Suite 100
                             Boise, Idaho  83706
                           Telephone:  208/342-2712

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                  May 22, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 3 Pages

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         Item 5 is amended in its entirety as follows:

         On May 21, 1997, Albertson's, Inc. (the "Issuer") and the J.A. and Kathryn Albertson Foundation, Inc. (the "Foundation") entered into an agreement providing, among other things, that the Issuer would waive certain rights it had under agreements with the Alscott Limited Partnership #1 (the "Partnership") and Kathryn Albertson if shares of the Issuer's common stock, par value $1.00 per share (the "Stock"), were transferred to the Foundation within a specified time period. Such waivers were given by the Issuer and are included herewith as exhibits.

         On May 22, 1997, the Partnership redeemed the Partnership interest of Kathryn Albertson in a transaction that resulted in, among other things, her receipt of 20,842,446 shares of Stock. Thereafter, Kathryn Albertson made a charitable contribution of such Shares to the Foundation. Agreements providing for such transfers are included as exhibits hereto.

         As a result of the transactions described above, the Reporting Persons no longer beneficially own more than 5% of the Stock.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)  Letter dated May 21, 1997 from Issuer to Kathryn Albertson.

         (b)  Letter dated May 21, 1997 from Issuer to the Partnership.

         (c) Agreement for Withdrawal, Redemption and Assignment dated May 22, 1997.

         (d)  Assignment and Acceptance dated May 22, 1997.




                              Page 2 of 3 Pages

                                 SIGNATURES

    After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

    Dated:  May 30, 1997


                                       /s/ KATHRYN M. ALBERTSON
                                       -------------------------------------
                                       Kathryn M. Albertson


                                       /s/ JOSEPH B. SCOTT
                                       -------------------------------------
                                       Joseph B. Scott



                                       ALSCOTT LIMITED PARTNERSHIP #1

                                       By:  Alscott, Inc.
                                            General Partner



                                       By: /s/ THOMAS J. WILFORD
                                           ---------------------------------
                                           Thomas J. Wilford
                                           Treasurer and Secretary



                                       ALSCOTT, INC.



                                       By: /s/ THOMAS J. WILFORD
                                           ---------------------------------
                                           Thomas J. Wilford
                                           Treasurer and Secretary



                             Page 3 of 3 Pages

                                                                       EXHIBIT A



                             [ALBERTSON'S LETTERHEAD]



                                                                    May 21, 1997



Mrs. Kathryn Albertson
380 E. Parkcenter Blvd., Ste. 100
Boise, ID  83706

     RE: Transfer of 20,842,446 Shares of Albertson's, Inc. Common Stock (the "Stock") to the J.A. and Kathryn Albertson Foundation, Inc.

Dear Mrs. Albertson:

     The purpose of this letter is to state that Albertson's, Inc. will not require compliance by you with the terms of Section 3.2 of the Agreement between you and Albertson's dated December 31, 1979 (the "Agreement") in connection with the transfer of 20,842,446 shares of Stock to the J.A. and Kathryn Albertson Foundation, Inc.

                                       Sincerely,

                                       ALBERTSON'S, INC.


                                       /s/ GARY G. MICHAEL
                                       -----------------------------
                                       Gary G. Michael
                                       Chairman of the Board and
                                       Chief Executive Officer

GGM:dmd

                                                                       EXHIBIT B



                           [ALBERTSON'S LETTERHEAD]




                                                                    May 21, 1997



Alscott Limited Partnership #1
280 E. Parkcenter Blvd., Ste. 100
Boise, ID  83706
Attn: Thomas J. Wilford

     RE: Transfer of 20,842,446 Shares of Albertson's, Inc. Common Stock (the "Stock") to the J.A. and Kathryn Albertson Foundation, Inc.

Dear Mr. Wilford:

     The purpose of this letter is to state that Albertson's, Inc. will not require compliance by Alscott Limited Partnership #1 (the "Limited Partnership") with the terms of Section 3.2 of the Agreement between the Limited Partnership and Albertson's dated February 2, 1996 (the "Agreement") in connection with the transfer of 20,842,446 shares of Stock to the J.A. and Kathryn Albertson Foundation, Inc.

                                       Sincerely,

                                       ALBERTSON'S, INC.


                                       /s/ GARY G. MICHAEL
                                       -----------------------------
                                       Gary G. Michael
                                       Chairman of the Board and
                                       Chief Executive Officer


GGM:dmd

                                                                       EXHIBIT C



               AGREEMENT FOR WITHDRAWAL REDEMPTION, AND ASSIGNMENT

         This Agreement is made effective the 22nd day of May, 1997 ("THE EFFECTIVE DATE"), by and among Alscott Inc., an Idaho corporation, SK, LLC, an Idaho limited liability company, Kathryn Albertson, Albertson College of Idaho ("ALBERTSON COLLEGE"), and Alscott Limited Partnership #1 ("THE PARTNERSHIP"), a Texas limited partnership existing pursuant to that certain Amended and Restated Limited Partnership Agreement of Alscott Limited Partnership #1 dated effective January 1, 1996 ("THE PARTNERSHIP AGREEMENT"). Unless otherwise defined in this Agreement, capitalized terms in this Agreement have the meanings given to them in the Partnership Agreement.


                                    RECITALS

         A. Kathryn Albertson owns a 84.1389689% Class B Limited Partnership Interest in the Partnership, 573,000 shares of stock of Alscott, Inc., and a 74.5493% membership interest in SK, LLC.

         B. The Partnership holds 26,844,446 shares of common stock in Albertson's, Inc., 20,842,446 shares of which were previously owned by Kathryn Albertson (that stock previously owned by Kathryn Albertson is referred to herein as "THE ALBERTSON STOCK").

         C. Kathryn Albertson has philanthropic intent towards the J. A. and Kathryn Albertson Foundation ("THE FOUNDATION") and Albertson College and specifically desires to contribute to the Foundation the Albertson Stock.

         D. Kathryn Albertson had previously delayed contributing the Albertson Stock to the Foundation until her death because under that certain Agreement between Albertson's, Inc. and Kathryn Albertson dated December 31, 1979, and that certain Agreement between Albertson's, Inc. and the Partnership dated February 2, 1996 (collectively referred to herein as "THE BUY-SELL AGREEMENTS"), Albertson's, Inc., has the right to buy back the Albertson Stock if she makes a gift of it, sells it, or at her death.

         E. Negotiations have been conducted with Albertson's, Inc. and Albertson's, Inc. has agreed at this time to waive its right under the Buy-Sell Agreements to buy back the Albertson Stock if, and only if, it is contributed to the Foundation in the near future. That agreement by Albertson's, Inc. is not irrevocable.

         F. Because of the factor described in paragraph D above and because that factor may change at any time, and because Kathryn Albertson would like to contribute the Albertson Stock to the Foundation and assign the remainder of her Class B Limited Partnership Interests to Albertson College while she is alive, Kathryn Albertson would like to take advantage of this window of opportunity.

         G. Kathryn Albertson has also determined that she no longer wishes to participate in the management and/or ownership of Alscott, Inc. and SK, LLC.

         H. Thus, Kathryn Albertson desires to completely withdraw from Alscott, Inc. and SK, LLC, to withdraw the Albertson Stock from the Partnership in exchange for a portion of her Class B Limited Partnership Interest, and to assign the remainder of her Class B Limited Partnership Interest to Albertson College. The Partnership, Alscott, Inc. and SK LLC wish to allow her to do so on the terms and conditions set forth in this Agreement.

         I. Albertson College wishes to accept the Partnership Interest assigned to it and is willing to assume the obligations described in this Agreement in exchange therefor.

         J. The Partnership wishes to redeem the Partnership Interest assigned to Albertson College.

         K. All consents required to effect the withdrawals and the assignment under this Agreement have been obtained.

         NOW, THEREFORE,  the following actions are taken:

         1. WITHDRAWAL AND ASSIGNMENT. Kathryn Albertson hereby takes the following actions:

         a. In exchange for the respective distribution or consideration described in Section 5, Kathryn Albertson hereby sells all of her stock in Alscott, Inc. to Alscott, Inc. in a redemption ("THE REDEEMED STOCK"); withdraws all of her membership interest in SK, LLC ("THE WITHDRAWN MEMBERSHIP INTERESTS"); and withdraws that portion of her Class B Limited Partnership Interest ("THE WITHDRAWN PARTNERSHIP INTERESTS") having a fair market value as of the Effective Date equal to that amount necessary for the fair market value as of the Effective Date of the Redeemed Stock, the Withdrawn Membership Interests, and the Withdrawn Partnership Interests, collectively, to be $785,000,000.00.

         b. Kathryn Albertson hereby assigns all of her Class B Limited Partnership Interest to Albertson College except that portion of her Class B Limited Partnership Interest which constitutes the Withdrawn Partnership Interests (that amount of Class B Limited Partnership Interest assigned to Albertson College is referred to herein as "THE ASSIGNED PARTNERSHIP INTERESTS").

         Further provisions governing the redemption, withdrawal, and assignment pursuant to this Section are in Sections 2, 3 and 4.

         2. FURTHER PROVISIONS GOVERNING THE WITHDRAWAL OF MEMBERSHIP INTERESTS, PARTNERSHIP INTERESTS. TO HAVE AND TO HOLD the Withdrawn Partnership Interests unto the Partnership, its successors and assigns forever, and the Withdrawn Membership Interests unto SK, LLC, its successors and assigns forever, and Kathryn Albertson does hereby bind herself, her successors and assigns to forever warrant and defend title to such Partnership Interests and such membership interests unto the Partnership and SK, LLC, respectively, and their successors and assigns, against every person whomsoever lawfully claiming or to claim the same or any part thereof by, through, or under Kathryn Albertson, but not otherwise.

         3. FURTHER PROVISIONS GOVERNING THE REDEMPTION. The redemption of Kathryn Albertson's stock in Alscott, Inc. shall be consummated pursuant to the Stock Purchase Agreement attached hereto as Exhibit A and incorporated herein for all purposes ("THE STOCK PURCHASE AGREEMENT").

         4. FURTHER PROVISIONS GOVERNING THE ASSIGNMENT. Kathryn Albertson hereby relinquishes all dominion and control over the Assigned Partnership Interests and assigns to Albertson College all of her rights with respect to the Assigned Partnership Interests, including the right to enforce the allocation of her Class B Limited Partnership Interests between the Withdrawn Partnership Interests and the Assigned Partnership Interests pursuant to the terms of Section 1. Albertson College agrees to perform and discharge any and all of the obligations accruing from and after the date of this Agreement which are attributable to the Assigned Partnership Interests and agrees to be bound by the terms of the Partnership Agreement. Kathryn Albertson agrees to indemnify Albertson College and hold it harmless with respect to obligations and liabilities attributable to the Assigned Partnership Interests which accrued on or before the date of this Agreement.

         5. DISTRIBUTIONS AND CONSIDERATION TO KATHRYN ALBERTSON. Kathryn Albertson shall receive from the Partnership, SK, LLC, or Alscott, Inc., as indicated below, the following distributions or consideration:

         a. The Partnership shall distribute to Kathryn Albertson first the Albertson Stock and second cash or money market funds for a total distribution of the Albertson Stock and cash or money market funds that has, on the Effective Date, a fair market value equal to the fair market value, as determined in Section 7, of the Withdrawn Partnership Interests.

         b.   SK, LLC shall execute and deliver to Kathryn Albertson a demand note in the principal amount of the fair market value, as determined in
    Section 7, of the Withdrawn Membership Interests, such demand note to be in substantially the form of Exhibit B hereto.

         c. Kathryn Albertson shall receive from Alscott, Inc. the consideration set forth in the Stock Purchase Agreement.

         6. PARTNERSHIP REDEMPTION OF ASSIGNED PARTNERSHIP INTERESTS. The Partnership hereby gives notice to Albertson College and the Partners that it is exercising its right under Section 9.03(a) of the Partnership Agreement to purchase the Assigned Partnership Interests from Albertson College, effective as of the Effective Date.

         7. FAIR MARKET VALUE. For purposes of this Agreement, the fair market value of the Withdrawn Partnership Interests, the Redeemed Stock, and the Withdrawn Membership Interests shall be the price at which such interests would change hands as of the Effective Date between a hypothetical willing buyer and a hypothetical willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts for purposes of Chapter 12 of the Internal Revenue Code. Any dispute with respect to the allocation of Class B Limited Partnership Interests between the Withdrawn Partnership Interests and the Assigned Partnership Interests shall be resolved by arbitration as provided in the Partnership Agreement.

         8. REPRESENTATIONS AND WARRANTIES OF KATHRYN ALBERTSON. Kathryn Albertson hereby represents and warrants to the Partnership and to SK, LLC as follows:

         a. Kathryn Albertson is the record owner of the Withdrawn Partnership Interests and the Withdrawn Membership Interests;

         b. The Withdrawn Partnership Interests and the Withdrawn Membership Interests will be transferred to the Partnership and to SK, LLC free and clear of any liens, encumbrances or other restrictions of any kind or nature; and

         c. Kathryn Albertson has full power, capacity and authority to transfer, assign, and deliver to the Partnership and to SK, LLC the Withdrawn Partnership Interests and the Withdrawn Membership Interests, respectively.

         9. GOVERNING LAW. The interpretation, construction and enforcement of this Agreement shall be governed by the laws of the State of Idaho.

         10. PARTIES IN INTEREST. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable against the Parties and their respective successors and assigns. Neither this Agreement nor any interest in this Agreement shall be assigned by any Party without the prior written consent of all of the Parties.

         11. COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument.

         12. FURTHER ACTION. The Parties each hereby agree to execute any documents required to evidence further or to confirm the withdrawals, redemptions, the assignment, and all agreements effected hereby.

         13. SEVERABILITY. In case any provision in this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby.

         14. CONSTRUCTION. Words used herein in the singular, where the context so permits, shall be deemed to include the plural and vice versa.
The definition of words in the singular herein shall also apply to such words when used in the plural where the context so permits, and vice versa. Whenever used herein, where the context so permits, the masculine or neuter gender shall include the masculine, feminine or neuter gender. The words "hereby," "herein," "hereof," "hereunder" and words of similar import when used in this Agreement refer to this Agreement as a whole, and not to any particular Section. Unless the context clearly indicates otherwise, any references in this Agreement to a "Section" are references to sections of this Agreement. The

Section captions used herein are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

         15. ENTIRE AGREEMENT. This Agreement embodies the entire agreement between the Parties with respect to the subject of this Agreement and supersedes all prior agreements and understandings, whether written or oral, between them in connection therewith.

         IN WITNESS WHEREOF, each of the Parties have executed this Agreement, to be effective as of the Effective Date. By their signatures below, each of the Partners and Members of SK, LLC, approves and ratifies this Agreement.

                                  ALSCOTT LIMITED PARTNERSHIP #1

                                  By Alscott, Inc., Managing Partner


                                  By:  /s/ THOMAS J. WILFORD
                                       ---------------------------------
                                       Thomas J. Wilford, President


                                  /s/ KATHRYN ALBERTSON
                                  --------------------------------------
                                  KATHRYN ALBERTSON


                                  ALSCOTT, INC.


                                  By:  /s/ THOMAS J. WILFORD
                                       ---------------------------------
                                       Thomas J. Wilford, President


                                  SK, LLC

                                  By Alscott, Inc., Manager


                                  By:  /s/ THOMAS J. WILFORD
                                  --------------------------------------
                                  Thomas J. Wilford, President

                                                                       EXHIBIT D



                            ASSIGNMENT AND ACCEPTANCE

         This Assignment and Acceptance is made effective the 22nd day of May, 1997, by Kathryn Albertson and the J.A. and Kathryn Albertson Foundation ("FOUNDATION").


                                   RECITALS

         A. Pursuant to that certain Withdrawal, Redemption, and Assignment Agreement dated as of the Effective Date by and among Alscott, Inc., SK, LLC, Kathryn Albertson, Albertson College, and Alscott Limited Partnership # 1, Kathryn Albertson is receiving, as of the Effective Date, a distribution from Alscott Limited Partnership #1 of 20,842,446 shares of common stock of Albertson's, Inc. ("THE TRANSFER SHARES").

         B. The Transfer Shares are subject to certain rights of Albertson's, Inc. under that certain Agreement between Albertson's Inc. and the Partnership dated February 2, 1996 and that certain Agreement between Albertson's, Inc. and Kathryn Albertson dated December 31, 1979
(collectively, "THE BUY-SELL AGREEMENTS").

         C. Kathryn Albertson desires to contribute the Transfer Shares to the Foundation but only if Albertson's, Inc. waives its rights under the Buy-Sell Agreements.

         D. Albertson's, Inc. has agreed to waive those rights if the Foundation agrees to execute and be bound by the terms of that certain Agreement with Albertson's, Inc. regarding those shares attached hereto as Exhibit A and incorporated herein for all purposes ("THE TRANSFER SHARES AGREEMENT"), and the Foundation is willing to do so.

         NOW, THEREFORE,   Kathryn Albertson and the Foundation wish to
evidence such assignment and acceptance, as follows:

         1. Kathryn Albertson hereby assigns and transfers to the Foundation the Transfer Shares provided that the Foundation execute and agree to be bound by the terms of the Transfer Share Agreement, such transfer and assignment to be effectuated by an Irrevocable Stock Power, a photocopy of which is attached hereto as Exhibit B.

         2. The Foundation hereby accepts the contribution by Kathryn Albertson to the Foundation of 20,842,446 shares of Common Stock of Albertson, Inc., subject to the condition described in paragraph 1 above, and hereby agrees to execute and be bound by the terms of the Transfer Shares Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this instrument to be effective as of the Effective Date.

                                      /s/ KATHRYN ALBERTSON
                                      ------------------------------------------
                                      Kathryn Albertson


                                      The J. A. and Kathryn Albertson Foundation


                                      By:  /s/ THOMAS J. WILFORD
                                           -------------------------------------
                                           Thomas J. Wilford
                                           President















                                      D-2